Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of AXIOS Sustainable Growth Acquisition Corporation (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated January 26, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of December 31, 2021 and for the period from November 30, 2021 (inception) through December 31, 2021, which report appears in the Registration Statement on Form S-1, as filed (File No. 333-262352), of AXIOS Sustainable Growth Acquisition Corporation.

/s/ Marcum LLP

Marcum LLP

Hartford, CT
February 15, 2022